UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: May 12, 2014

Commission File No. 001-36288

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Celsus Therapeutics PLC

Attached as Exhibit 99.1 is a Notice to Shareholders mailed to shareholders on May 12, 2014 in connection with Celsus Therapeutics PLC’s upcoming Annual General Meeting of Shareholders to be held on June 19, 2014.

The information contained in this Report (including exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-185247, 333-187826 and 333-191880.

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Annual General Meeting of Shareholders of Celsus Therapeutics plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Gur Roshwalb
Gur Roshwalb
Chief Executive Officer
Date: May 12, 2014